[LETTERHEAD OF DREIER STEIN KAHAN BROWNE WOODS GEORGE LLP]
September 19, 2008
VIA EDGAR
U.S. Securities and Exchange Commission
Mail Stop 3561
Washington, DC 20549

Re:	Hythiam, Inc. Registration Statement on Form S-3 File No. 333-153053

Ladies and Gentlemen:
     On behalf of our client Hythiam, Inc., a Delaware corporation (the “Company”), we are responding to your letter of September 12, 2008, regarding the above-referenced Registration Statement on From S-3. The Company’s responses to the staff’s comments are set forth below. For convenience, each of the comments has been duplicated below and is set forth immediately prior to the corresponding response.
General
Comment No. 1
     Please confirm that BDO Seidman, LLP signed the reports dated March 14, 2008, relating to the consolidated financial statements and the effectiveness of the company’s internal control over financial reporting, which appear in the Annual Report on Form 10-K for the year ended December 31, 2007.
RESPONSE
     Yes. We hereby confirm that BDO Seidman, LLP signed the reports dated March 14, 2008, relating to the consolidated financial statements and the effectiveness of the company’s internal control over financial reporting, which appear in the Annual Report on Form 10-K for the year ended December 31, 2007. The original signed reports are held in the Company’s files.
Comment No. 2
     Please have counsel revise the legal opinion to identify the governing state law.

Securities and Exchange Commission
September 19, 2008

RESPONSE
     Amendment No. 1 to the Registration Statement is filed herewith, containing a revised legal opinion in response to the comment.
     Please feel free to contact me by telephone at 424.202.6050, fax at 424.202.6250, or email at jkirkland@dreierstein.com should you have any comments or questions regarding the above.
***
     The Company acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Sincerely,
/s/ John C. Kirkland
John C. Kirkland

cc: Mr. Chuck Timpe